UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          HEALTH FITNESS CORPORATION
                          --------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
     ---------------------------------------------------------------------
                        (Title of Class of Securities)


                                   42217V102
                      -----------------------------------
                                (CUSIP Number)


                               December 31, 2007
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [ X ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 42217V102                                        Page 2 of 11 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      MAGNETAR FINANCIAL LLC
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                1,042,031(1)
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           1,042,031(1)
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,042,031(1)
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      5.23% based on 19,918,590 shares outstanding as of November 12, 2007.(1)
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IA; OO



------------
(1) This figure includes Shares that the Reporting Person is entitled to obtain upon exercise of warrants.

                                 SCHEDULE 13G

CUSIP No.: 42217V102                                        Page 3 of 11 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      MAGNETAR CAPITAL PARTNERS LP
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                1,449,650(1)
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           1,449,650(1)
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,449,650(1)
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      7.28% based on 19,918,590 shares outstanding as of November 12, 2007.(1)
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC; OO

------------
(1) This figure includes Shares that the Reporting Person is entitled to obtain upon exercise of warrants.

                                 SCHEDULE 13G

CUSIP No.: 42217V102                                        Page 4 of 11 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SUPERNOVA MANAGEMENT LLC
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                1,449,650(1)
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           1,449,650(1)
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,449,650(1)
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      7.28% based on 19,918,590 shares outstanding as of November 12, 2007.(1)
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC; OO


------------
(1) This figure includes Shares that the Reporting Person is entitled to obtain upon exercise of warrants.

                                 SCHEDULE 13G

CUSIP No.: 42217V102                                        Page 5 of 11 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      ALEC N. LITOWITZ
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      United States of America
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                1,449,650(1)
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           1,449,650(1)
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,449,650(1)
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      7.28% based on 19,918,590 shares outstanding as of November 12, 2007.(1)
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC


------------
(1) This figure includes Shares that the Reporting Person is entitled to obtain upon exercise of warrants.

                                                            Page 6 of 11 Pages


Item 1(a)   Name of Issuer:

            Health Fitness Corporation (the "Issuer")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            3600 American Boulevard West, Bloomington, Minnesota 55431

Item 2(a)   Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Magnetar Financial LLC ("Magnetar Financial");

            ii)   Magnetar Capital Partners LP ("Magnetar Capital Partners");

            iii)  Supernova Management LLC ("Supernova Management"); and

            iv)   Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) and warrants to acquire Shares (the "Warrants") held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund") and certain managed accounts (the "Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under
Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares and Warrants held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)   Citizenship:

            i)    Magnetar Financial is a Delaware limited liability company;

            ii)   Magnetar Capital  Partners is a Delaware limited partnership;

            iii)  Supernova   Management  is  a  Delaware  limited   liability
                  company; and

            iv)   Mr. Litowitz is a citizen of the United States of America.

                                                            Page 7 of 11 Pages


Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            42217V102

Item 3.     If  This  Statement  is Filed   Pursuant to  ss.ss.240.13d-1(b)  or
            240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker  or  dealer  registered  under   Section  15 of  the
                    Exchange Act.

            (b) [ ] Bank  as  defined  in  Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance  company  as defined in Section  3(a)(19)  of the
                    Exchange Act.

            (d) [ ] Investment  company   registered  under  Section  8 of  the
                    Investment Company Act.

            (e) [X] An   investment    adviser   in   accordance   with    Rule
                    13d-1(b)(1)(ii)(E);

            (f) [ ] An employee  benefit  plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent  holding  company  or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings  association  as  defined in Section  3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that  is excluded  from the  definition of an
                    investment   company   under   Section   3(c)(14)  of   the
                    Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            (i) As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of the 1,449,650 Shares. This amount consists of: (A) 667,181 Shares held for the account of Magnetar Capital Master Fund; (B) 374,850 Warrants held for the account of Magnetar Capital Master Fund and (C) 407,619 Shares held for the account of the Managed Accounts.

            (ii) As of December 31, 2007, Magnetar Financial may be deemed to be the beneficial owner of 667,181 Shares and 374,850 Warrants held for the account of Magnetar Capital Master Fund.

Item 4(b)   Percent of Class:

            (i) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 7.28% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-Q filed on November 19, 2007, there were approximately 19,918,590 shares outstanding as of November 12, 2007).

            (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 5.23% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-Q filed on November 19, 2007, there were approximately 19,918,590 shares outstanding as of November 12, 2007).

Item 4(c)   Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         1,042,031

(iii) Sole power to dispose or direct the                                     0
disposition of:

(iv) Shared power to dispose or direct the                            1,042,031
disposition of:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         1,449,650

(iii) Sole power to dispose or direct the                                     0
disposition of:

(iv) Shared power to dispose or direct the                            1,449,650
disposition of:

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

                                                            Page 8 of 11 Pages


Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP



Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP


Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager


Date: February 13, 2008              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ------------------------------

                                                           Page 10 of 11 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.    Joint Filing  Agreement,  dated February 13, 2008 by and among
      Magnetar  Financial LLC,  Magnetar  Capital Partners LP,
      Supernova Management LLC, and Alec N. Litowitz ...................... 11

                                                           Page 11 of 11 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Health Fitness Corporation dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008              MAGNETAR FINANCIAL LLC


                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP


Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager


Date: February 13, 2008              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ------------------------------